Exhibit 5

November 17, 2008

VIA EMAIL – Exch55@aol.com

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Dear Mr. Stilwell:

Re: Amended 13D Filing and Meeting Request

We have a copy your amended 13D filing. Should it ever prove necessary to do so, the record of our respective contacts and our efforts to reach out to you will conclusively demonstrate that the assertion in the 13D that we failed to respond to your request for a meeting promptly is entirely inaccurate. It would serve little purpose at this point to respond to the other matters we consider unfounded, or recite the litany of voice and e-mails as to setting up a meeting in this letter but we are able to do so should the need arise.

More constructively, Mr. Walsh and I remain willing and available to meet with you to receive and discuss any concerns that you wish to draw to our attention. To that end we offer the following times, dates and locations for such a meeting;

November 18, 2008 in Mississauga, Ontario, between 10:00 a.m. and 2:00 pm EST

November 22 and 23, 2008 in Mississauga, Ontario, at any time

November 25, 2008 in Mississauga, Ontario anytime after 2:00 p.m. EST

November 26, 2008 in Mississauga, Ontario after 11:00 a.m. EST

Please let us know at your convenience whether you have an interest in such a meeting and the date that works for you.

If you are unavailable on any of these dates and wish to arrange a meeting please provide alternative options and we will attempt so far as reasonably possible to accommodate. We look forward to hearing from you.

Yours truly,

/s/ W. S. Jackson

W. Shaun Jackson

President & Chief Executive Officer

cc:	Mr. Mark Trachuk - Via E-mail
Osler Hoskin & Harcourt LLP